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                      LIBERTY FINANCIAL COMPANIES, INC.

               EXHIBIT 12 - Statement re Computation of Ratios
                               ($ in thousands)


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                                                        Three Months Ended
                                                              March 31
                                                        ------------------
                                                         1996         1995
                                                         ----         ----
Earnings:
   Income before income taxes                          $36,274      $18,206
   Add fixed charges:
      Interest on indebtedness                           4,966        1,503
      Portion of rent representing the interest factor   1,067          656
      Preferred stock dividends                            236           18
      Accretion to face value of redeemable
       convertible preferred stock                         197            0
                                                       -------      -------
   Income as adjusted                                  $42,740      $20,383
                                                       =======      =======
Fixed charges:
   Interest on indebtedness                            $ 4,966      $ 1,503
   Portion of rent representing the interest factor      1,067          656
   Preferred stock dividends                               236           18
   Accretion to face value of redeemable
   convertible preferred stock                             197            0
                                                       -------      -------

   Total fixed charges                                 $ 6,466      $ 2,177
                                                       =======      =======

Ratio of earnings to fixed charges                        6.61  x      9.36  x
                                                       =======      =======


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